STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2018 and 2017

	2018	2017
REVENUE		
Fee income	$ 76,253	$ 328,172
EXPENSES		
Commissions	76,253	328,172
Professional fees	51,737	69,394
General and administrative	29,926	10,410
Depreciation	860	358
	158,776	408,334
NET LOSS	$ (82,523)	$ (80,162)

The accompanying notes are an integral part of these financial statements.